Link Administration Holdings Limited
ABN 27 120 964 098

All correspondence to:
Locked Bag A14
Sydney South NSW 1235
Australia

21 April 2017

ASX ANNOUNCEMENT

ASX Market Announcements Office
ASX Limited
20 Bridge Street
SYDNEY NSW 2000

Change of Perth Address for Shareholder Purposes

Link Administration Holdings Limited (ASX code: LNK) (**Link Group**) announces that Link Market Services Limited, a wholly owned subsidiary of Link Group, is changing its address in Perth for the purposes of shareholder enquiries.

Please note that for the purposes of ASX Listing Rule 3.15.1, for all ASX Listed entities listed in Attachment A, the registry address effective from 24 April 2017 is:

Level 12 QV1 Building
250 St Georges Terrace
Perth WA 6000

Should you have any queries, do not hesitate to contact this office.

Yours sincerely

Paul Gardiner
CEO, Corporate Markets, Link Group
Link Market Services Limited

Attachment A

ASX Code	Client
1ST	1st Group Limited
AFG	Australian Finance Group Limited
AFR	African Energy Resources Limited
AHG	Automotive Holdings Group Limited
AHL	AHAlife Holdings Limited
AJC	Acacia Coal Limited
AJM	Altura Mining Limited
AJY	Asaplus Resources Limited
AQG	Alacer Gold Corp
ARU	Arafura Resources Limited
AWV	Anova Metals Limited
BGG	Blackgold International Holdings Limited
BGH	Bligh Resources Limited
BRU	Buru Energy Limited
BUD	Buddy Platform Ltd
CBS	Cabral Resources Limited
CVN	Carnarvon Petroleum Limited
CXX	Cradle Resources Limited
CZL	Consolidated Zinc Limited
DEM	De.Mem Ltd
DMC	Digimatic Group Ltd
EGO	Empire Oil & Gas NL
EHL	Emeco Holdings Limited
ERJ	Enerji Ltd
ESE	eSense-Lab Ltd
EVE	EVE Investments Limited
FEL	FE Limited
FMG	Fortescue Metals Group Ltd
FRC	Forte Consolidated Limited
GBG	Gindalbie Metals Limited
GMR	Golden Rim Resources Limited
HJB	HJB Corporation Limited
HZR	Hazer Group Limited
IBN	iBuyNew Group Limited
ICI	iCandy Interactive Limited
ICT	iCollege Limited
IHS	Interpose Holdings Limited
IOG	Incremental Oil & Gas Limited
JKL	JustKapital Limited
KAS	Kasbah Resources Limited
KFE	Kogi Iron Limited
KLO	Kingsland Global Ltd

ASX Code	Client
KNL	Kibaran Resources Limited
KOR	Korab Resources Limited
LCD	Latitude Consolidated Limited
LNG	Liquefied Natural Gas Limited
LVT	LiveTiles Limited
MBT	Mission NewEnergy Limited
MCE	Matrix Composites & Engineering Limited
MCT	Metalicity Limited
MDD	Mandalong Resources Limited
MIH	MNC Media Investment Ltd
MOQ	MOQ Limited
MOY	Millennium Minerals Limited
MRC	Mineral Commodities Ltd
MRQ	MRG Metals Limited
N1H	N1 Holdings Limited
NAE	New Age Exploration Limited
NGY	NuEnergy Gas Limited
NMG	NMG Corporation Limited
NOR	Norwood Systems Limited
NST	Northern Star Resources Limited
NWH	NRW Holdings Limited
OEC	Orbital Corporation Limited
OEL	Otto Energy Limited
OEX	Oilex Limited
ORN	Orion Gold NL
PDI	Predictive Discovery Limited
PEK	Peak Resources Limited
PEN	Peninsula Energy Limited
PEX	Peel Mining Limited
PGM	Platina Resources Limited
PNC	Pioneer Credit Limited
POW	Protean Wave Energy Ltd
POZ	POZ Minerals Limited
PSC	Prospect Resources Limited
PVE	Po Valley Energy Limited
PZC	Pan Asia Corporation Ltd
QIN	Quintis Ltd
QUR	Quantum Resources Limited
RAP	Resapp Health Limited
RBX	Resource Base Limited
RCF	Redcliffe Resources Limited
RGI	Roto-Gro International Limited
RHP	Rhipe Limited
ROG	Red Sky Energy Limited
SEH	Sino Gas & Energy Holdings Limited
SFX	Sheffield Resources Limited

ASX Code	Client
SKN	Skin Elements Limited
SO4	Salt Lake Potash Limited
TAP	Tap Oil Limited
TLM	Talisman Mining Limited
TOM	Tomizone Limited
TPP	Tempo Australia Limited
TPS	Threat Protect Australia Limited
TTL	Transcendence Technologies Limited
UCW	UCW Limited
VEC	Vector Resources Limited
VLT	Vault Intelligence Limited
VMX	Valmec Limited
VPC	Velpic Limited
WLD	Wellard Limited
YOW	Yowie Group Ltd
ZEU	Zeus Resources Limited